PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS LAS VEGAS PHOENIX SAN DIEGO SILICON VALLEY

July 5, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:Kannalife, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed June 17, 2019

File No. 333-227736

Ladies and Gentlemen:

On behalf of our client, Kannalife, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 1 2019, relating to Amendment No. 5 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 6 to the Registration Statement (“Amendment No. 5”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 6 and a copy marked to show all changes from Amendment No. 5 filed on June 17, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Amendment No. 5 filed on June 17, 2019), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 6.

Notes to the Consolidated Financial Statements March 31, 2019 (Unaudited)

Note 12. Marketable Securities, page F-36

1.We have read your revisions in response to our prior comment 4. In this regard, the revisions still do not provide us support for your determination of realized loss on marketable security of $228,039 and unrealized loss on marketable security of $101,307 for the quarter ended March 31, 2019 as well as support for the corresponding amounts disclosed in Note 14. Nevertheless, it appears that you determined “Net gains and losses recognized during the period on equity securities sold during the period” herein and in Note 14 based on original cost basis rather than the beginning of the period (i.e. January 1, 2019) fair value, which also impacted the amount you determined for “Unrealized gains and losses recognized during the period on equity securities still held at the reporting date.” Please revise or tell us why no revision is necessary.

In response to the Staff’s comment, the Company has revised its disclosures on page F-36 in line with the Staff’s comment above.

Securities and Exchange Commission

July 5, 2019

General

2.In response to comment 6, you state that the Company satisfies the requirement in rule 3a-8(a)(6)(iv) because the Company has “evidence of a business other than investing in securities through resolutions of its board of directors ‘or comparable documents.” The response states that when the Company’s board of directors approves business transactions, it does so at convened board meetings or by written consents, each evidencing the Company’s engagement as a pharmaceutical company.

Paragraph (a)(6)(iv) of the rule requires that the board of directors of a research and development company relying on the rule’s safe harbor adopt and record a resolution that the company is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. See Certain Research and Development Companies, Investment Company Act Release No. 26077 (June 16, 2003), at 37051 [68 FR 37045] [June 20, 2003]. It is not clear that the Company has satisfied this requirement of the rule. Please supplementally address how the Company meets this requirement (for example, by referring to the Company’s board resolution stating the Company is primarily engaged in a non-investment business). If the Company determines that it cannot rely on the rule and to the extent that the Company plans to rely on section 3(b)(1) of the 1940 Act for its excepted investment company status, please revise the risk factor disclosure on investment company status in the registration statement, as appropriate, and to include a discussion on the applicability of section 3(b)(1). Also, please revise the current risk factor disclosure on the consequences to the Company as it relates to certain restrictions under the 1940 Act should the Company be deemed an investment company to re-characterize those consequences as definite, rather than presenting a possibility.

In response to the Staff’s comment, the Company supplementally advises the Staff that pursuant a unanimous written consent of the Board of Directors (the “Board”) of the Company dated May 23, 2019, the Board, along with the approval of a written investment policy as it relates to the MJNA stock, addressed questions regarding the possibility of being deemed an “investment company” and re-affirmed in a board resolution its status as a non-investment business that is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.  In addition, in response to the Staff’s comment, the Company has revised its risk factor on the consequences to the Company as it relates to certain restrictions under the 1940 Act should the Company be deemed an investment company to re-characterize those consequences as definite, rather than presenting a possibility.

***

Please direct any questions regarding the Company’s responses or Amendment No. 6 to me at (619) 515-3221 or john.cleary@procopio.com.

Very truly yours,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/S/ John P. Cleary

John P. Cleary

cc: Dean Petkanas, Kannalife, Inc.

Mark Corrao, Kannalife, Inc.